June 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Application for Withdrawal of Registration Statement

on Form S-4 (Registration No. 333-236672)

Ladies and Gentlemen:

Hamilton Beach Brands Holding Company, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (Registration No. 333-236672), originally filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2020 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Registration Statement, the selling stockholders named therein offered to transfer from time to time up to 1,035,010 shares of the Company’s Class A common stock on a share-for-share basis, upon receipt, from time to time of shares of the Company’s Class B common stock from holders of the Company’s Class B common stock that (i) are parties to the Stockholders’ Agreement, dated as of September 29, 2017 (as amended, the “Stockholders’ Agreement”), by and among the holders of the Company’s Class B common stock signatories thereto, the Company and the Depository (as defined therein), and (ii) are permitted to transfer those shares to the selling stockholders pursuant to the Company’s Amended and Restated Certificate of Incorporation and the Stockholders’ Agreement (such transfers, the “Exchange”).

The selling stockholders have determined at this time not to proceed with the Exchange pursuant to the Registration Statement and request that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

No securities were issued or sold pursuant to the Registration Statement and no securities were transferred in the Exchange pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Hamilton Beach Brands Holding Company • 4421 Waterfront Drive, Glen Allen, Virginia 23060

Tel (804) 273-9777

If you have any questions regarding the foregoing application for withdrawal, please telephone Dana B. Sykes, Senior Vice President, General Counsel and Secretary of the Company, at (804) 273-9777 or Andrew C. Thomas of Jones Day at (216) 586-3939.

Very truly yours,

HAMILTON BEACH BRANDS HOLDING COMPANY

By:	/s/ Dana B. Sykes
Name:	Dana B. Sykes
Title:	Senior Vice President, General Counsel and Secretary

Hamilton Beach Brands Holding Company • 4421 Waterfront Drive, Glen Allen, Virginia 23060

Tel (804) 273-9777